SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Just Energy Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48213W101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 48213W101	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): James A. Pattison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,918,155*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,918,155*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,918,155*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.04%
12	TYPE OF REPORTING PERSON IN

*	Includes shares deemed to be beneficially owned by Jim Pattison Ltd.

CUSIP No. 48213W101	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Jim Pattison Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,584,355*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,584,355*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,584,355*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.81%
12	TYPE OF REPORTING PERSON HC, CO

*	All shares are held directly by wholly-owned direct and indirect subsidiaries of Jim Pattison Ltd. See Item 7 of the attached statement.

Item 1(a).	Name of Issuer:

Just Energy Group Inc. (“Just Energy”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

Item 2(a).	Name of Person Filing:

(i)	Jim Pattison

(ii)	Jim Pattison Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i) and (ii): Suite 1800, 1607 West Cordova Street, Vancouver, British Columbia V6C 1C7

Item 2(c).	Citizenship:

(i) and (ii): Canada

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

48213W101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

(a)	Amount beneficially owned:

The reporting persons may collectively be deemed to beneficially own 15,918,155 shares of common stock of Just Energy, which includes 688,161 shares subject to convertible debentures.

Jim Pattison may be deemed the indirect beneficial owner of 15,918,155 shares of common stock, which includes 15,584,355 shares beneficially owned by Jim Pattison Ltd., of which Mr. Pattison is the controlling shareholder, and 333,800 shares held by the Jim Pattison Foundation. Mr. Pattison disclaims beneficial ownership of the shares held by the Jim Pattison Foundation because voting and investment decisions with respect to such shares are made by a majority of the board of directors of the Foundation.

All of the shares deemed to be beneficially owned by Jim Pattison Ltd. are held directly by two of its wholly-owned direct and indirect subsidiaries. See Item 7 below.

(b)	Percent of class:

The reporting persons collectively may be deemed to beneficially own 11.04% of the outstanding common stock of Just Energy as of December 31, 2013. Percentage amounts are calculated based upon 143,472,586 shares of common stock outstanding as of December 27, 2013, as reported by the Toronto Stock Exchange. See responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Great Pacific Capital Corporation

Suite 1800, 1607 West Cordova Street

Vancouver, British Columbia V6C 1C7

Great Pacific Bank Limited

Suite 1A, Warrens West Centre

Warrens, St. Michael, Barbados BB2800

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 14a-11 of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

/s/ James A. Pattison
Name: James A. Pattison

JIM PATTISON LTD.

By:	/s/ Nick Desmarais
Name: Nick Desmarais
Title: Secretary

Exhibit Index

SCHEDULE 13G

Exhibit Number	Exhibit Description

A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G and any amendments thereto with respect to the common stock of Just Energy Group Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: February 13, 2014

/s/ James A. Pattison
Name: James A. Pattison

JIM PATTISON LTD.

By:	/s/ Nick Desmarais
Name: Nick Desmarais
Title: Secretary